Exhibit 99.1

Four Seasons Education Announces Executive Responsibility Changes

- Appoints Ms. Joanne Zuo as Chief Executive Officer -

- Mr. Peiqing Tian Continues to serve as Chairman of the Board of Directors -

SHANGHAI, November 11, 2019 /PRNewswire/ -- Four Seasons Education (Cayman) Inc.  (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a leading Shanghai based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education, today announced the appointment of Ms. Yi (Joanne) Zuo as Chief Executive Officer of the Company, effective on November 8, 2019. Ms. Zuo has served as the Chief Financial Officer of the Company since March 2017. Mr. Peiqing Tian will continue contributing to the Company’s growth strategies as Chairman of the Company’s Board of Directors after handing over his duty of the CEO to Ms. Zuo. Ms. Xun Wang, the Company’s Vice President of Finance, will serve as the Company’s principal financial and accounting officer.

Mr. Tian commented, “On behalf of the Board of Directors, I am excited to announce the appointment of Joanne as our new CEO. Having served as our CFO in the past two and a half years, her outstanding leadership has been instrumental in our solid business performance. As I pass our executive leadership to Joanne, I am confident that she will enhance the development of our diverse educational services going forward.”

Ms. Zuo stated, “For over a decade, Mr. Tian’s unwavering efforts in establishing Four Seasons Education as one of the sought-after educational service providers in China have proven highly valuable to the Company. He has played a key role in the expansion of our learning center network, optimizing educational content and diversifying our course offerings, which have laid a solid foundation for our future growth. As Mr. Tian focuses on his duties as the Chairman of the Board of Directors, we will remain committed to our growth initiatives. We believe our dynamic executive team, strong brand equity, comprehensive service offerings across different age groups, and leading teaching capabilities will launch us into a new cycle of growth.”

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company's future financial and operating results, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE's continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading Shanghai based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education. The Company’s vision is to unlock students’ intellectual potential through high quality and effective education that can profoundly benefit students’ academic, career and life prospects. The Company provides educational programs that are primarily focused on elementary-level math and have expanded in recent years to also include other subjects, including physics, chemistry, and languages, and other grade levels, including kindergarten-level and middle school-level programs. The Company’s proprietary educational content is designed to cultivate students’ interests and enhance their cognitive and logic abilities. The Company develops its educational content through a systematic development process and updates it regularly based on student performance and feedback. Such process allows the Company to effectively drive better learning outcomes and serve students of different ages, aptitude levels and learning objectives. The Company’s faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers. Over the years, the quality of the Company’s education services has been demonstrated by its student outstanding academic performance.

For more information, please visit http://ir.sijiedu.com.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050